Exhibit 99.1

 We create to share  Financial Results for the 4th Quarter of 2021  February 25, 2022

         Director & President  AnastasiosMargaronis  Director &Chief Executive Officer   SemiramisPaliou  Director,Chief Financial Officer,Chief Strategy Officer, Secretary & Treasurer  IoannisZafirakis  Our Executives  Company’s confidence stems from our established track record  We create to share 2  Chief Operating Officer  Eleftherios Papatrifon    MariaDede  Chief Accounting Officer

 ForwardLookingStatements  Cautionary statementregarding onward-lookingstatements  This presentation does not constitute or form part of and should not be construed as an offer to sell any security or an invitation, solicitation, or inducement to purchase or subscribe for any security. This presentation should not be construed and does not constitute either advice or a recommendation regarding the purchase, holding or sale of any security. No representations or warranties, express or implied, are given in, or in respect of the accuracy or completeness of any information included in, this presentation. Matters discussed in this presentation may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.   The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements. We undertake no obligation, except as required by law, to publicly update or revise any forward-looking statements contained in this presentation, whether as a result of new information, future events or otherwise.  The forward-looking statements in this presentation are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the severity, magnitude and duration of the continuing COVID-19 pandemic, including impacts of the pandemic and of businesses’ and governments’ responses to the pandemic on our operations, personnel, and on the demand for seaborne transportation of bulk products; the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The Company undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise  We create to share 3

       people across sea & ashore  819****  We create to share 4  34 vesselsin the water  4 vesselsmortgage free**    99.1%  AVERAGE FLEET UTILIZATION***  Diana’s key points  32 vessels managed by Diana Shipping Services S.A. 2 vessels managed by Diana Wilhelmsen Management Limited  *m/v tbn. Florida expected to be delivered to the Company by the end of the first quarter of 2022.**As of February 24, 2022***For the year ended December 31, 2021 ****As of December 31, 2021Source: Company  +1 vessel TBD*

 We create to share 5  Highlights of the 4th Quarter 2021 and recent developments  In November 2021, completion of spin-off transaction of OceanPal Inc.In December 2021, repurchased 3,529,411 common shares at a price of $4.25 per shareIn December 2021, agreed to acquire a Resale New-Building Capesize dry bulk vesselIn January 2022, received approval for the listing of US$125m previously issued Senior Unsecured Bond in Oslo Stock Exchange, effective in February 2022In February 2022, took delivery of the 2011 Japanese built Kamsarmax dry bulk vessel “Leonidas P. C.”In February 2022, declared payment of a cash dividend in the amount of US$0.20 per common shareAs of today, we have secured US$184.0m contracted revenues for the 62% of the ownership days of the year 2022 and respectively we have secured US$25.6m for the 8% of 2023

 We create to share 6  Financial Highlights for the 4th Quarter 2021  TC Revenues  $68.8m  $42.7m  Earnings/(Loss) per common share, diluted  $0.48  ($0.10)         Three months ended December 31, 2021 2020  Source: Company’s filings with the U.S. Securities and Exchange Commission  Cash, Cash Equivalents and Restricted cash  $126.8m  $82.9m  Long-term debt, net of deferred financing costs   $423.7m  $420.3m         December 31, 2021 2020

Recent Chartering Activity

We secured charters on **13 vessels***

- **5** Panamax/Kamsarmax/Post-Panamax vessels chartered at a weighted average daily rate of **$21,176** for a remaining average period of **343** days per vessel**
- **8** Capesize vessels chartered at a weighted average daily rate of **$25,038** for a remaining average period of **369** days per vessel**

VESSEL	TYPE	BUILT	RATE
Seattle	Capesize	2011	$26,500
Semirio	Capesize	2007	$19,700
Newport News	Newcastlemax	2017	$28,000
Astarte	Kamsarmax	2013	$21,500
San Francisco	Newcastlemax	2017	$30,500
Leonidas P. C.	Kamsarmax	2011	$24,500
Aliki	Capesize	2005	$24,500
Los Angeles	Newcastlemax	2012	$26,250
Polymnia	Post-Panamax	2012	$24,750
Alcmene	Post-Panamax	2010	$17,100
Ismene	Panamax	2013	$18,500
G. P. Zafirakis	Capesize	2014	$22,750
Baltimore	Capesize	2005	$10,500


Q4/20 Q1/21 Q2/21 Q3/21 Q4/21 Q1/22 Q2/22 Q3/22 Q4/22 Q1/23 Q2/23 Q3/23 Q4/23
Previous Charter Period
Fixed Period **

DIANA SHIPPING INC.

*As of February 22, 2022
**Earliest redelivery date
Source: Company's filings with the U.S. Securities and Exchange Commission

We create to share 7

Income Statement*    $ Millions  $ Millions  Time charter revenues  68.8  42.7  Expenses      Voyage expenses  0.8  3.0  Vessel operating expenses  18.2  22.4  Depreciation and amortization of deferred charges  10.1  10.3  General and administrative expenses  8.1  7.0  Management fees to related party  0.2  0.5  Vessel impairment charges  -  1.9  Other expense/(gain)  0.3  (0.4)  Operating income/(loss)  31.1  (2.1)  Other Income / (Expenses)      Interest expense and finance costs  (5.2)  (4.6)  Interest and other income  0.1  -  (Loss)/gain on related party investments  15.2  (0.7)  Total other income/(expenses), net  10.1  (5.3)  Net Income/(Loss)  41.1  (7.4)  Dividends on series B preferred shares  (1.4)  (1.4)  Net Income/(Loss) attributed to common stockholders  39.7  (8.9)  Earnings/(loss) per common share, basic  0.51  (0.10)  Earnings/(Loss) per common share, diluted  0.48  (0.10)  Three months ended December 31, 2021 2020  *The statement may include rounding differencesSource: Company’s filings with the U.S. Securities and Exchange Commission  We create to share 8

   Income Statement*    $ Millions  $ Millions  Time charter revenues  214.2  169.7  Expenses      Voyage expenses  5.6  13.5  Vessel operating expenses  74.8  85.8  Depreciation and amortization of deferred charges  40.5  43.0  General and administrative expenses  29.2  32.8  Management fees to related party  1.4  2.0  Vessel impairment charges  -  104.4  (Gain)/Loss on sale of vessels  (1.4)  1.1  Other expense/(gain)  0.6  (0.2)  Operating income/(loss)  63.5  (112.7)  Other Income/(Expenses)      Interest expense and finance costs  (20.2)  (21.5)  Interest and other income  0.2  0.7  (Loss)/gain on extinguishment of debt  (1.0)  0.4  (Loss)/gain on related party investments  14.9  (1.1)  Total other expenses, net  (6.1)  (21.5)  Net Income/(Loss)  57.4  (134.2)  Dividends on series B preferred shares  (5.8)  (5.8)  Net Income/(Loss) attributed to common stockholders  51.6  (140.0)  Earnings/(Loss) per common share, basic   0.64  (1.62)  Earnings/(Loss) per common share, diluted  0.61  (1.62)  *The statement may include rounding differencesSource: Company’s filings with the U.S. Securities and Exchange Commission   Year ended December 31, 2021 2020  We create to share 9

   Balance Sheet*  *The statement may include rounding differences**Net of deferred financing costs of $8.2 million.***Includes $16.5 million restricted cash.Source: Company’s filings with the U.S. Securities and Exchange Commission  As of December 31, 2021$424 million Total Debt**$127 million of Cash***Net Debt of $305 million   December 31, 2021 2020  Assets  $ Millions  $ Millions  Cash, cash equivalents and restricted cash   126.8  82.9  Other current assets  15.6  41.8  Vessels, net  643.5  716.2  Other fixed assets, net  39.1  21.7  Investments in related parties  7.6  -  Other non-current assets   9.6  9.9  Total Assets  842.2  872.4        Liabilities and Stockholders’ Equity      Long-term debt, net of deferred financing costs  423.7  420.3  Other liabilities  25.1  23.5  Total stockholders’ equity  393.4  428.6  Total Liabilities and Stockholders’ Equity  842.2  872.4  We create to share 10

   Summary of Selected Financial & Other Data  Statement of Operations Data  ($ Millions)  ($ Millions)  Time charter revenues  68.8  42.7  Voyage expenses  0.8  3.0  Vessel operating expenses  18.2  22.4  Net income/(loss)  41.1  (7.4)  Net income/(loss) attributed to common stockholders  39.7  (8.9)  Fleet data      Average number of vessels  35.0  40.0  Number of vessels  33.0  40.0  Weighted average age of vessels  10.4  10.2  Ownership days  3,216  3,680  Available days  3,184  3,623  Operating days  3,171  3,610  Fleet utilization  99.6%  99.6%  Average Daily Results   (US$)  (US$)  Time charter equivalent (TCE) rate*  21,364  10,940  Daily vessel operating expenses**   5,657  6,089         Three months ended December 31, 2021 2020  *Time charter equivalent rates, or TCE rates, are defined as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE is a non-GAAP measure. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.  **Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.   Source: Company’s filings with the U.S. Securities and Exchange Commission  We create to share 11

   Summary of Selected Financial & Other Data  Statement of Operations Data  ($ Millions)  ($ Millions)  Time charter revenues  214.2  169.7  Voyage expenses  5.6  13.5  Vessel operating expenses  74.8  85.8  Net income/(loss)  57.4  (134.2)  Net income/(loss) attributed to common stockholders  51.6  (140.0)  Fleet data      Average number of vessels  36.6  40.8  Number of vessels  33.0  40.0  Weighted average age of vessels  10.4  10.2  Ownership days  13,359  14,931  Available days  13,239  14,318  Operating days  13,116  14,020  Fleet utilization  99.1%  97.9%  Average Daily Results   (US$)  (US$)  Time charter equivalent (TCE) rate*  15,759  10,910  Daily vessel operating expenses**   5,596  5,750        *Time charter equivalent rates, or TCE rates, are defined as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE is a non-GAAP measure. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.  **Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.   Source: Company’s filings with the U.S. Securities and Exchange Commission  Year ended December 31, 2021 2020  We create to share 12

     Current Debt Amortization Profile  We create to share 13  Source: Company

           Breakeven Costs  Modest All-in   *As of December 31, 2021, adjusted for non-cash items. Includes management fees to Diana Wilhelmsen Management Limited.**As of December 31, 2021.***Assumes earliest redelivery dates of all vessels on charter. Source: Company  Per DayPer Vessel  Free Cash FlowBreakeven=$13,991  As of February 22, 2022  2022  2023  Average Daily Time Charter Rate of Fixed Revenues***  $23,369  $24,689  % of Total Fixed Days  62%  8%    We create to share 14

   Non-speculative & disciplined employment  *Vessel was delivered to the Company on February 16, 2022.**Expected date of delivery to the Company by the end of the first quarter of 2022. ***Vessel was delivered to her new owners on November 29, 2021.****As of February 22, 2022Source: Company  Fixed Period  Previous Charter Period      strategy      Average contract duration1.03 years   Secured Revenues $184.0m**** for the year 2022      Average Daily TC Rate of Fixed Revenues23,369**** for the year 2022    Period of the vessel not in our possession       38% Unfixed days****for the year 2022  We create to share 15

 We create to share 16  * As of February 21, 2022** As of December 31, 2021 (slide 14)*** Assumes vessels fixed for 12 months upon redelivery to owners from previous charter**** As of January 12, 2022Source: Company’s filings with the U.S. Securities and Exchange Commission    Panamax  Kamsarmax  Post-Panamax  Capesize  Newcastlemax  Q1 2022  $21,875  $23,211  $21,875  $15,676  $18,811  Q2 2022  $23,371  $24,707  $23,371  $21,804  $26,165  Q3 2022  $22,054  $23,390  $22,054  $27,036  $32,443  Q4 2022  $19,996  $21,332  $19,996  $26,107  $31,328  Q1 2023  $15,514  $16,850  $15,514  $16,021  $19,225  Q2 2023  $16,079  $17,415  $16,079  $17,386  $20,863  Q3 2023  $16,457  $17,793  $16,457  $21,443  $25,732  Q4 2023  $17,778  $19,114  $17,778  $21,866  $26,239  FFA rates**** used for the unfixed revenues calculation  Breakeven vs Estimated Revenuefor 2022 & 2023  *

 Dry Bulk Market Overview  Source: Clarksons SIN  We create to share 17

 Dry Bulk Market Overview  Source: Clarksons SIN  We create to share 18

 Source: Clarksons SIN, Bloomberg Finance L.P.      4.6%      12.4%      5.2%      11%  Key demand drivers  CAGR (2001-e2022)  We create to share 19

 We create to share 20  Major Seaborne Commodity Prices  Source: Clarksons SIN  Increase since 2021Chinese Steel +19%US Wheat +39%US Corn +31%Chinese Iron Ore -15%Australian Thermal Coal +137%

 Source: Clarksons SIN  orderbook is at a historical low  Dry bulk  The dry bulk orderbook is at a 20-year low point, total orderbook as % of total fleet is <7%  We create to share 21

         Diana Shipping Inc.’s Summary  Continue strengthening our balance sheet while maintaining low cash flow breakeven points  Maintain our disciplined chartering strategy, which allows us to lock positive cash flows and provides support for the continued payment of dividends  Focus on creativity for further potential growth and fleet renewal          Remain committed to our strategy of protecting the downside while allowing for long term shareholder value creation  We create to share 22

     Q & A